```
                            _____
                                        OMB APPROVAL
                            -----------------------------
                            OMB Number          3235-0145
                            Expires:     November 30, 2002
                            Estimated average burden
                                  Hours per response ..... 11
                            _____
```

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

GOLD CITY INDUSTRIES LTD.
(Name of Issuer)

COMMON STOCK, no par value
(Title of Class of Securities)

380560 10 2
(CUSIP Number)

David J. Hall
47 Arbour Crest Rise NW
Calgary, Alberta T3G 4L3 Tel: (403) 277-3434
Canada
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP No. 380560 1- 2

1. Name of Reporting Persons: David J. Hall

    IRS ID # of above persons (entities only): _____

2. Check Appropriate Box If a Member of a Group (See Instructions):
    (a) [ ] _____
    (b) [ ] _____

3. SEC Use Only: _____

4. Source of Funds (See Instructions): PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization: Canada

7. Sole Voting Power: 1,762,250
                     (Number of Shares Beneficially Owned by Each Reporting Person)

8. Shared Voting Power: -0-
         (Number of Shares Beneficially Owned by Each Reporting Person)

9. Sole Dispositive Power: 1,762,250
         (Number of Shares Beneficially Owned by Each Reporting Person)

10. Shared Dispositive Power: -0-
         (Number of Shares Beneficially Owned by Each Reporting Person)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,762,250[1]

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)   [ ]

13. Percent of Class Represented by Amount in Row (11): 7.4%

14. Type of Reporting Person (See Instructions): IN

---

[1] Includes 962,250 shares owned directly by David J. Hall, and 800,000 shares
issuable upon the exercise of share purchase warrants.

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

    (a)   David J. Hall
    (b)   47 Arbour Crest Rise NW, Calgary, Alberta T3G 4L3 CANADA
    (c)   I am Director, President, and COO of Argo Energy Ltd., 750 – 330 – 5th Avenue SW, Calgary, Alberta, T2P 0L4
    (d)   I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e)   I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    (f)   Canada

Item 3. Source and Amount of Funds or Other Consideration

162,250 common shares were purchased on the open market. 800,000 common shares were purchased through two private placements with Gold City Industries Ltd.   Share purchase warrants pursuant to the private placements entitle David J. Hall to purchase an additional 800,000 common shares.   All shares were purchased with personal funds.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

    (a)   Amount beneficially owned: 1,762,250, Percent of class: 7.4%
    (b)   Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote: 1,762,250
        (ii)   Shared power to vote or to direct the vote: -0-
        (iii)   Sole power to dispose or to direct the disposition of: 1,762,250
        (iv)   Shared power to dispose or to direct the disposition of: -0-.

    (c)   The following transactions took place within the past sixty days.   None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a private placement dated December 19, 2001, David J. Hall holds 400,000 share purchase warrants which entitle him to purchase 400,000 common shares at an exercise price of $0.20 per share with an expiry date of January 7, 2003.

Pursuant to a private placement dated March 26, 2002, David J. Hall holds 400,000 share purchase warrants, which entitle him to purchase 400,000 common shares at an exercise price of $0.18 per share with an expiry date of April 29, 2003.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 – Share Purchase Warrant Agreement Dated January 7, 2002

Exhibit 7.2 – Share Purchase Warrant Agreement Dated April 29, 2002

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2002
Date

/s/ David J. Hall
Signature

David J. Hall
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE
4:00 P.M. (VANCOUVER TIME)

ON JANUARY 7, 2003

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE CANADIAN VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 7, 2002."

GOLD CITY INDUSTRIES LTD.
(Continued under the British Columbia Corporations Act)

Right to Purchase
400,000 Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received**: David Hall** (hereinafter called the "Holder") is entitled to subscribe for and purchase **400,000** fully paid and non-assessable Common Shares without par value in the capital (as constituted on December 1, 1998) of **GOLD CITY INDUSTRIES LTD**. (hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on January 7, 2003, at the price of $0.20 per share, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by completing the subscription form attached hereto; and surrendering this Warrant at the office of **Computershare Trust Company, 510 Burrard Street, Vancouver, B.C., V6C 3B9** together with a certified cheque payable to or to the order of the Corporation in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

....../2

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.   In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.   In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.   In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.   If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.   As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.   This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7.   The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8.   Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on January 7, 2003, and from after such time this Warrant and all rights hereunder shall be void and of no value.

9.   Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the 7th day of January, 2002.


GOLD CITY INDUSTRIES LTD.

By: _____*/s/ Fred Sveinson*_____
Fred Sveinson, President & CEO


THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE
4:00 P.M. (VANCOUVER TIME)
ON APRIL 29, 2003

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE CANADIAN VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 30, 2002."

GOLD CITY INDUSTRIES LTD.
(Continued under the British Columbia Corporations Act)

Right to Purchase
400,000 Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received: **David Hall** (hereinafter called the "Holder") is entitled to subscribe for and purchase **400,000** fully paid and non-assessable Common Shares without par value in the capital (as constituted on December 1, 1998) of **GOLD CITY INDUSTRIES LTD**. (hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on April 29, 2003, at the price of $0.18 per share, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by completing the subscription form attached hereto; and surrendering this Warrant at the office of **Computershare Trust Company, 510 Burrard Street, Vancouver, B.C., V6C 3B9** together with a certified cheque payable to or to the order of the Corporation in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.   In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.   In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.   In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.   If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.   As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.   This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7. The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8. Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on April 29, 2003, and from after such time this Warrant and all rights hereunder shall be void and of no value.

9. Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the 29th day of April, 2002.


GOLD CITY INDUSTRIES LTD.


By: _____*/s/ Fred Sveinson*_____
Fred Sveinson, President & CEO